Filed Pursuant To Rule 433

Registration No. 333-209926

May 24, 2016

Ignore Weakness, Gold ETFs Still Attracting Investors - George Milling-Stanley

Posted to Kitco.com

By Neils Christensen

May 24, 2016

Ignore the short-term weakness because the U.S. gold market’s uptrend remains in good shape says one market expert.

Because of shifting interest rate expectations, gold price fell to their lowest level since late April, with June Comex gold futures last trading at $1,231.50 an ounce, down more than 1.5% on the day.

However, while future prices have dropped to a four-week low, investors continue to pile into gold-backed exchange traded products. So far this month, SPDR Gold Shares (NYSE: GLD), the world’s biggest gold ETF, has seen inflows of 47.58 tonnes, the biggest increase since February.

For the year, GLD has seen inflows of 230.15 tonnes.

In an interview with Kitco News, George Milling-Stanley, head of gold strategy at State Street Global Advisors, marketing agent for GLD, described the difference in the ETF market with the futures market as long-term investors versus short-term speculators.

He explained the market is seeing a short-term pullback because speculative investors are nervous about the prospect of the Federal Reserve raising interest rates as early as June; however, he added that long-term investors are looking past interest rate hikes and focusing on the fact that real rates will remain low for a considerable period.

He described the latest price movement as “speculative froth leaving the marketplace.”

“Despite the latest pullback, gold is building a solid base as it is holding on to most of its $200 dollar gain from December,” he said. “The gold market is still definitely in an uptrend.”

Milling-Stanley said that it is important for long-term investors to put the latest rate hike expectations into perspective. According to CME 30-day Fed Fund future prices, markets are pricing in a 35.6% chance that the U.S. central bank will raise rates in June, expectations jump to 45.2% for July.

However, Milling-Stanley said that even if the Fed does raise interest rates two times this year, it will only be for a total of 50 basis points.

“This is a tiny increase, negligible and insignificant,” he said. “It’s a big deal for investors because right now they don’t have anything else to focus on.”

With so much focus on the Fed’s June meeting, Milling-Stanley said that the best thing for gold would be if the central bank actually hike rates. He said that he would expect to see a similar move to what happened in December after the Fed raised rates for the first time in nearly 10 years.

Leading up to the December rate hike gold futures dropped to a six-year low at $1,1054.40 an ounce and then following the rate announcement, the metal embarked on its biggest rally in 30-year. Increasing 16% in the first quarter of 2016.

“It is the uncertainty that is hurting gold right now. Once we get the rate hike, investors will see the reality of low interest rates,” he said.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.